AMENDMENT TO
GODADDY INC.
2015 EMPLOYEE STOCK PURCHASE PLAN
This Amendment (this “Amendment”) to the GoDaddy Inc. 2015 Employee Stock Purchase Plan, as amended as of June 27, 2016 (the “Plan”), is effective as of February 2, 2023. All capitalized terms used but not defined herein shall have the meaning ascribed to them in the Plan.
1.The second sentence of Section 12(a) of the Plan (“Stock”) is amended and restated in its entirety as follows:
The number of shares of Common Stock available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2016 Fiscal Year and ending with the 2022 Fiscal Year equal to the least of (i) 2,000,000 (pre-split)/1,000,000 (post-split) shares of Common Stock, (ii) 1% of the outstanding shares of all classes of the Company’s common stock on the last day of the immediately preceding Fiscal Year, or (iii) an amount determined by the Administrator. For the avoidance of doubt, effective as of the first day of the 2023 Fiscal Year, no additional shares of Common Stock shall become available for issuance under the Plan pursuant to the immediately preceding sentence.
2.Except as set forth in this Amendment, all other terms and conditions of the Plan shall remain in full force and effect.
This Amendment was authorized, adopted and approved by the Compensation and Human Capital Committee of the Board of Directors of GoDaddy, Inc. on February 2, 2023.

GO DADDY INC.

By: _/s/ Michele Lau__________________
Michele Lau
Chief Legal Officer and Corporate Secretary